EXHIBIT 99.1

October 9, 2019	News Release 19-15

Pretivm Provides Notice of Third Quarter 2019 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, October 9, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release third quarter 2019 operational and financial results after market close on Wednesday, October 30th, 2019. The webcast and conference call to discuss Q3 2019 will take place Thursday, October 31st, 2019 at 8:00 am PT (11:00 am ET) and can be accessed at www.pretivm.com.

Webcast and conference call details:

Thursday, October 31, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)